EXHIBIT 99.1

VOX ROYALTY TRANSFERS BRAZIL-LINKED OFFTAKE

TO GREENSTONE GOLD MINE

DENVER – January 23, 2026 – Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns focused mining royalty and streaming company, is pleased to announce that its wholly-owned subsidiary has entered into a definitive agreement with Equinox Gold Corp. (“Equinox”) to restructure Vox’s 35% gold offtake over the Santa Luz, Fazenda and RDM mines in Brazil (the “Brazilian Assets”) in connection with Equinox’s sale of those assets, by transitioning the remaining offtake delivery obligations to a second gold offtake stream over the Greenstone gold mine in Ontario (“Greenstone”).

Kyle Floyd, Chief Executive Officer stated: “We are pleased to increase our exposure to the Greenstone Gold Mine, one of Equinox’s cornerstone assets in Canada, through this transaction. The transition of the Gold Offtake Stream to Greenstone increases Vox’s exposure to a Tier 1 Canadian asset. We congratulate Equinox on their sale of the Brazilian Assets to CMOC Group and wish them continued operational and financial success.”

Figure 1: Greenstone Mine, Ontario, Canada

(Source: Equinox Gold – January 2026 Corporate Presentation)

Key Offtake Stream Amendment Terms

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The offtake arrangement over the Brazilian Assets has been amended and restated such that the remaining approximately 226,000 ounces (“oz”) deliverable under the agreement will be satisfied through a production-linked offtake stream of 29% of refined gold produced from Greenstone (the “New Greenstone Agreement”), with minimum deliveries of 63,600 oz for 2026.

•

Vox’s existing Greenstone offtake stream (acquired in September 2025 from a third party) which provides that Equinox delivers up to 58,500 oz Au per annum until March 1, 2027 (the “Existing Greenstone Agreement”) remains unchanged and will be satisfied in priority to the New Greenstone Agreement.

•

For 2026 and 2027, deliveries under the New Greenstone Agreement apply after receipt of the annual allotment of Existing Greenstone Agreement ounces. After March 1, 2027, the New Greenstone Agreement will apply to the entirety of the refined gold produced from Greenstone until the cap is reached.

•	Other gold offtake stream commercial terms remain unchanged.

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Greenstone Asset Overview

Greenstone is a large open-pit mine near Geraldton, Ontario, which achieved commercial production in November 2024. Equinox has been ramping up throughput and recoveries towards its 27,000tpd nameplate processing capacity. Equinox provided a production guidance range of between 250,000 to 300,000 ounces at cash costs of US$1,350 - US$1,450/oz for 20262, and an average life of mine yearly production forecast of 330,000 ounces1.

Further information on Greenstone can be found here: https://www.equinoxgold.com/our-mines/greenstone-gold-mine/

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty and streaming company with a portfolio of over 80 assets spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 70 assets.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Spencer Cole
Chief Executive Officer	Chief Investment Officer
info@voxroyalty.com (720) 602-4223	spencer@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

This press release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

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As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, expectations relating to the timing and amount of production from mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners and their respective precious metal refiners, the receipt of refined precious metal credit deliveries pursuant to contractual obligations with mining operator partners, and anticipated future cash flows relating to the sale of precious metals.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, including international trade and tariffs; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the changes to United States tariff and import/export regulations, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

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Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty and streaming investor, Vox has limited, if any, access to mining operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty and streaming interests. Vox’s royalty and streaming interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	Equinox Gold – January 2026 Investor Reception Presentation:
https://www.equinoxgold.com/wp-content/uploads/2026/01/20260108-EQX-January-8-2026-Investor-Reception-Final.pdf

(2)	Equinox Gold 2026 Guidance:

https://www.equinoxgold.com/news/equinox-gold-delivers-record-q4-production-and-record-fy-2025-gold-production-of-922827-ounces2026-guidance-represents-an-80-increase-in-annual-canadian-gold-production/

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